ELRAY RESOURCES INC.

From the Company

 ‘President’s Office’

The Branch Chief

United States Securities and Exchange Commission

Corporate Finance Division

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Jennifer O’Brien

RESPONSE TO UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) – WASHINGTON, COMMENTS FOLLOWING REVIEW OF FORM 10-K AND FORM 10-Q FILINGS BY ELRAY RESOURCES, INC.

Many thanks for providing us with the opportunity to have our compliance and applicable disclosure requirements reviewed by the Commission. The aim of which is to enhance the overall disclosures in Elray’s past, current and future filings.

FORM 10-K for the Fiscal Year Ended December 31, 2008.

General

1.

Comment:

Please correct your commission file number on the cover of your periodic and current filings to read 000-52727, which was assigned in conjunction with your filing of Form 8-A registration statement on July 13, 2007.

Response:

The Commission file number on Elray’s current filings has been amended to read 000-52727 to reconcile to that which was issued to the Corporation in its filing of the Form 8-A registration statement on July 13, 2007.

Report of Independent Registered Public Accounting Firm, page F-1

2.

Comment:

We note your auditors are located in Houston, Texas. Since your assets, liabilities and business activities relate to operations in Cambodia and Indonesia, please tell us how the audit of the business activities, including the associated assets and liabilities, was conducted. Please advise whether

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or not another auditor was involved in the audit of these operations and, if so, the name of the firm.

Response:

The audit of Elray’s business activities, including associated assets and liabilities was conducted in the following manner:

a)

Full set of consolidated financial statements,  results of operations and cash flow statements in conformity with United States generally accepted accounting principles (GAAP) are prepared from Elray’s trial balance, general ledgers, journal entries, bank reconciliations, asset register, debtor and creditor control accounts, loan schedules, mineral properties and the capital account.

b)

These are then analysed, reviewed and signed-off by Chea Navonne, a Cambodian independent accounting principal.

c)

The financial statements are then reviewed by Elray’s Audit Committee, with the Financial Statements then tabled at a specifically convened Directors’ meeting, with the Audit Committees recommendations.

d)

The financials, notes and full supporting information are then ‘zip’ filed and electronically forwarded to Elray’s Certified Public Accountants (CPA) in Houston Texas in accordance with the CPA’s comprehensive and strictly adhered to schedule of information requirements, audit confirmations requiring documentation for operational, financial and legal responses.

Consolidated Statement of Stockholders’ Equity, page F-5

3.

Comment:

We note the line item you present captioned ‘Issuance of shares as a result of share exchange and re- capitalization,’ totalling 26,437,500 shares. Please provide us with an explanation that supports your belief that this is the appropriate number of shares for this caption. In addition, please provide us with the balance sheets of Angkor Wat and Elray resources, Inc immediately prior to the exchange transaction.

Responses:

In his capacity as counsel for Mr Shaun D Langford( Elray Resources, Inc, President, Secretary and Treasurer) Michael Stunden (Stunden Law) certified that the 30,000,000 shares held by Langford were returned to Treasury and cancelled concurrent

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Cambodia. +855 16339180

with the issue of 30,000,000 shares to the vendors of Angkor Wat Minerals Limited.

Empire State Transfer (Elray stock transfer Agent)on 11/07/2008 certified that there were total outstanding shares in 74 certificates totalling 56,437,500 of which total restricted shares in 3 certificates totalled 30,000,000 and total non-restricted 26,437,500 in 71 certificates.

Following are balance sheets of Angkor Wat and Elray Resources, Inc immediately prior to the settlement of the share exchange transaction.

PRE-ACQUISITION

BALANCE SHEETS

ASSETS	ELRAY RESOURCES INC	ANGKOR WAT MINERALS LIMITED
Current Assets Cash Cash Bond Total Current Assets	$ 4,160 - 4,160	$ 180 - 180
Property & Equipment, net Mineral properties Other Assets (incl Cash Bond)	- - -	130,998 206,000 22,175
Total Assets	$4,160	$359,353
Liabilities and Stockholders Equity Accounts payable and accrued liabilities Short Term Loan Total Current Liabilities	$ 2,465 - 2,465	$ - 35,428 35,428
Total Liabilities	$2,465	$35,428

Stockholders’ Equity

Common Stock, $.001 par value, 75,000,000 shares authorized.

56,437,500 shares issued and outstanding

Additional paid in capital

Deficit accumulated during the exploration stage

Total stockholders’ equity

Total Liabilities and Stockholders’ Equity

	$ 56,438 1,437 (56,180) 1,695 $4,160	$ 5,000 892,230 (573,305) 323,925 $359,353

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Notes to the Consolidated Financial Statements, page F-6

Note 3 – Summary of Accounting Policies, page F-6

4.

Comment:

We note your disclosure under this heading that “In accordance with Securities and Exchange Commission Industry Guide 7, the Company charges mineral property acquisition costs and explanation costs to operations as incurred.” Based on this disclosure, please tell us how this policy complies with the guidance in EITF 04-2, which recognizes mineral rights as intangible assets to be capitalized upon acquisition and presented as a separate component of property plant and equipment either on the face of the financial statements or in the notes. In addition, please provide us with a description of the types of costs you have included in your balance sheet, under the caption of ‘Mineral properties.’

Response:

Elray is an exploration stage company under the SEC’s Guide 7 and accordingly, our financial statements, the balance sheet, statement of operations, statement of equity and statement of cash flows are all presented as those of an exploration stage company for the fiscal years ended December 31, 2008 and December 31, 2009.

Accounting for Mineral Rights, Mineral Claim Payments and Exploration Costs:

Elray is primarily engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are initially capitalized as tangible assets when purchased. At each fiscal quarter end, we assess these carrying costs for impairment. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, capitalized costs will be depleted using the units-of-production method over the estimated life of the probable reserve.

Upon our earlier review of EITF No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets”. EITF No.04-2 establishes mineral rights as tangible assets, whereby the aggregate carrying amount of such mineral rights should be reported as a separate component of property, plant and equipment. We had such tangible assets as at December 31, 2008.

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180

The term mineral rights for Elray is defined as the legal right to explore, extract and be a recipient of the benefits from the mineral deposits. The Company has capitalized amounts which were paid to acquire property rights, options over property rights and licenses.

5.

Comment:

We note from the description of your accounting policy that you plan to amortize capitalized development costs using units-of-production over the estimated life of the ‘probable’ reserves. Please modify your policy so that you calculate your amortization basis over the estimated life of proven and probable reserves, as contemplated by Industry Guide 7. Similar concerns exist over the description of your accounting policy for all future development costs to operate on a units-of-production method over the estimated life of the ‘recoverable’ reserves.

Response:

Elray has modified its policy so as to calculate its amortization basis over the estimated life of proven and probable reserves, as contemplated by Industry Guide 7, currently and in the future.

Controls and Procedures, page 25

(b) Management’s Report on Internal Control Over Financial Reporting

6.

Comment:

We note your statement under this heading that “based on our evaluation under the framework, management has concluded that our internal control over financial reporting was effective as of March 31, 2008.” Based upon this disclosure, please explain to us why you concluded as of March 31, 2008 instead of December 31, 2008. If this disclosure is a typographical error, please amend your filing as appropriate or otherwise advise. Due to your reverse merger that was effective on August 12, 2008, please refer to the Division’s Compliance and Disclosure Interpretations, Section 215.02, as it relates to reverse acquisitions and providing Management’s Report on Internal Control over Financial Reporting, located on SEC website and explain how we consider this guidance in light of the reverse acquisition.

Response:

Our due diligence of Elray included a review of its internal controls and statements from its independent and external accountant (Michael Bingham & Company); conduct of

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other investigations, examinations and confirmations; interviews with the President, Secretary and Treasurer of Elray in respect to the company’s policies, procedures and controls before concluding that the internal control over financial reporting was effective as of March 30, 2008.

Completion of the Elray due diligence resulted in the execution of the Share Exchange Agreement dated May 31, 2008. The closing date of the Share Exchange Agreement was to be July 15, 2008, subsequently extended by mutual agreement to August 12, 2008.

(c)

Changes in Internal Control over Financial Reporting, page 26

7.

Comment:

Your disclosure under this caption should address changes in your internal control over financial reporting that occurred during the last fiscal quarter, or the fourth fiscal quarter in the case of an annual report, as contemplated by Item 308T(b) of Regulation S-K. In this regard, we note your reference to the last fiscal year ended March 31, 2008. Please disclose your disclosure accordingly.

Response:

The due diligence and comprehensive review of the internal controls of Elray for the period ended March 31, 2008 confirmed the internal controls to be effective and that they have been maintained with no changes that have materially affected or are reasonably likely to materially affect Elray’s internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Disclosure Controls and procedures, page 11

8.

Comment:

We note your statement under this caption that “based on that evaluation, the Certifying Officers have concluded that, as of the evaluation date, the disclosure controls and procedures in place were adequate to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.” Please revise conclusion to definitely state whether disclosure controls and procedures were effective or ineffective, as required by Item 307 of regulation S-K. In this regard, use of the word ‘adequate’ is not contemplated by Item 307 of Regulation S-K.

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180

Response:

Management confirms that Elray’s controls and procedures were effective as required by Item 307 of Regulation S-K. We agree that the word ‘adequate’ was not appropriate in respect to the intent of Item 307 of Regulation S-K and as such, we have revised our conclusion comments to exclude the word ‘adequate’.

9.

Comment;

In addition, please note that under Rules 13a-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the report it submits under the Act are accumulated and communicated to the issuer’s management, including its principal executive and financial officers. Expand your conclusion accordingly or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement.

Response:

The management of Elray, required to file an annual report pursuant to section 13(a) or 15(d) of the Act, evaluates, with the participation of Elray’s principal executive and principal financial officer, the effectiveness, as of the end of each fiscal year, of Elray’s internal control over financial reporting. The framework on which management's evaluation of Elray’s internal control over financial reporting is based, recognizes the control framework that has followed due-process procedures.

Management evaluates, with the participation of the issuer's principal executive and principal financial officers, any change in the issuer's internal control over financial reporting, that occurred during each of the issuer's fiscal quarters, that has materially affected, Elray’s internal control over financial reporting.

The disclosure controls and procedures of Elray are designed to ensure that information required to be disclosed by the Elray in the reports that it files is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in the filed reports under the Act, is accumulated and communicated to Elray’s management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

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The internal controls over financial reporting is under the supervision of Elray’s principal executive and principal financial officer, and effected by Elray’s board of directors, designed to provide assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that:

1.

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Elray;

2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Elray are being made only in accordance with authorizations of management and directors of Elray; and

3.

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Elray’s assets that could have a material effect on the financial statements.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Senator Project, page 7

10.

Comment:

Insert a small-scale map showing the location and access to each property as suggested in paragraph (b)(2) to Industry Guide 7.

Response:

The Senator Project is located in the north of Cambodia, approximately 260 kms from the capital city of Phnom Penh.

Traveling along highway 6, 60 km north of Kompong Thom, the road rises upwards onto the outcropping area in the Siem Reap-Stung Treng Volcano –

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

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Sedimentary Fold Belt province then makes a quick rise near the Senator Project area.

Observations, page 8

11.

Observations:

Noted are descriptions of grab samples and the use of assay value ranges in property descriptions. Revise disclosures to address each of the following:

11.

Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
Response: We have eliminated commentary that does not have weighted –average sample analyses over a measured length or substantial volume.

·

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial or disclosed weight.
Response: We have eliminated commentary on analyses from grab or dump samples where the sample is not of a substantial or disclosed weight.

·

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

Response: We will only present a balanced disclosure of drill and sampling results thus eliminating all or any disclosure of the highest or best values/grades of sample sets.

·

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

Response: We have eliminated from any commentary that relating to grades disclosed as “up to” and/or “as high”  as and/or “ranging from”.

·

Eliminate statements containing grade and/or sample-width ranges.

Response: Statements containing grade and/or sample-width ranges have been eliminated.

·

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

Response: Agree that commentary relating to aggregated sample values from related locations will be aggregated based upon the weighted average of lengths of the sample.

·

Generally, use tables to improve readability of sample and drill data.

Response: A table of sample and drill data has been developed and will be used with laboratory sign-off.

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·

Soil samples may be disclosed as a weighted average value over an area.

Response: Commentary on soil sample disclosures will be on the weighted average value over an area.

·

Refrain from reporting single soil samples values.

Response: There will be no commentary or reporting of single soil sample values.

·

Convert all ppb quantities to ppm quantities for disclosure.

Response: All 1,000 ppb quantities will be converted to1 ppm or 1 gram/metric ton.

·

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Response: Management and independent geologists to the Company have been instructed to avoid any optimistic descriptive adjectives such as high-grade and/or ore-grade from any commentary.

Added Comment:

The above observations and comments were discussed and agreed with Elray’s independent geologists and metallurgists.

12.

Observation:

Provide a brief description of sample collection, sample preparation and the analytical procedures used to develop analytical results. In addition, disclose any Quality Assurance/Quality Control protocols developed for the exploration program.

Response:

Sample Collection:

When its drilling program gets underway, Elray will use consistent strategies for sampling, sample preparation and sample analysis as follows with a geologist assigned to each activity:

12.

Split samples are sent to preparation facilities in the tenement locations with appropriate gram pulp sub-samples shipped to analytical laboratories in Vancouver, Canada.

·

Samples from the copper tenement will be analysed by atomic absorption spectroscopy (“AAS”) methods with gold to be determined by fire assay on say 30g samples with AAS finish.

·

In all five phases of Elray’s drilling program, drill core samples will remain under the control of authorised personnel from the time they leave the drill platform until they are delivered to the preparation laboratories.

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·

For shipment, the individual sample bags are put into woven polypropylene bags. Each of the bags then being marked with the project number, the drill hole number and a number identifying its place in the sequence of bags in the sample shipment. The shipment bags are then secured with tape and rope and sent to the preparation laboratory in a contracted vehicle. Shipment bags are then secured by number-coded nylon ‘zip’ ties before final despatch.

·

In respect to rock sampling carried out on the properties, this included a disciplined approach to grab samples of vein material and altered zones considered to have potential for mineralization. In trenched areas, vein material and altered zones are chip sampled, where possible at right angles to strike and dip. Details of the location, number, type and nature of the samples are documented by an independent geologist.

Sample Preparation, analyses and security:

Rock samples for example, collected in the field are placed in clear plastic bags and sealed to prevent cross contamination. The sealed bags are then placed in larger bags for transport to the laboratory in a contracted vehicle.

Analyses are done by Assay Certified laboratories in the regions of the tenements. Majority of Elray’s samples are assayed in the ALS laboratories in Canada and Australia.

Elray employs such security measures as to provide little opportunity for anyone to tamper undetected with samples at any step in the shipping, preparation and assaying process.

Quality Assurance/Quality Control Protocols developed for the Exploration program:

Procedures are in place to monitor sampling, sample preparation and assay accuracy.

The sample and assay data has been developed to provide an appropriate basis for resource and reserve estimation.

The QA/QC in place includes the following:

·

Routine field duplicate samples from faces. Once the face sampling is completed, one interval is selected for re-sampling at the same time. These will then be submitted for analysis and results compared.

·

No blank or standard samples are planned for insertion by Elray.

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

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·

Internal laboratory duplicates, standard analysis and blank analysis. These are part of the laboratory QA/QC protocols.

In respect to responses to the above comments, Elray Resources, Inc acknowledges that:

·

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Barry J. Lucas

Barry J Lucas

President & Principal Executive Officer

/s/ Michael J. Malbourne

Michael J Malbourne

Principal Financial Officer

January 7, 2010

#15, 291 Street, Sangkat Boeng Kok 1, Tourl Kok District, Phnom Penh

Cambodia. +855 16339180